EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)
File No. 812-16075
As filed with the Securities and Exchange Commission on November 10, 2026
U.S. Securities and Exchange Commission
Washington, D.C. 20549
AMENDED APPLICATION  FOR  AN  ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN
PROVISIONS OF SECTION 15(a) OF THE 1940 ACT, AND (2) CERTAIN DISCLOSURE REQUIREMENTS
UNDER VARIOUS RULES AND FORMS
In the Matter of
ETF SERIES SOLUTIONS
615 East Michigan Street
Milwaukee, Wisconsin 53202
and
APTUS CAPITAL ADVISORS LLC
314 Magnolia Ave, Suite 200
Fairhope, Alabama 36532
Please direct all communications regarding this Application to:
Kristen M. Weitzel, President
ETF Series Solutions
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin 53202
with a copy to:
Christopher D. Menconi
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004-2541
Page 1 of 22 sequentially numbered pages (including exhibits)

I.INTRODUCTION
ETF Series Solutions (the “Trust”), a registered open-end management investment company that offers one or more series of shares, including certain series advised by the Adviser (defined below) (each such series advised by the Adviser, a “Fund” and collectively, the “Funds”), on its own behalf, and on behalf of each Fund, and Aptus Capital Advisors LLC (the “Initial Adviser” or the
“Adviser” and together with the Trust, the “Applicants”)1, hereby submit this application (the “Application”) to the Securities and
Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940,
as amended (the “1940 Act”).
Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board” or “Trustees”)2, including a majority of those who are not “interested persons” of the
Trust or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”)
for all or a portion of the assets of a Fund pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory
Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the
Subadvisers. As used herein, a “Subadviser” for a Fund is any investment adviser that enters into a Subadvisory Agreement with respect to a Fund.
Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting a Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8),
and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections
6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Similar to the orders the
Commission granted to Carillon Series Trust, et al. and more recently,3 in addition to Wholly-Owned and Non-Affiliated Subadvisers
(both as defined below), the relief described in this Application would extend to any Subadviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of a Fund or the Adviser for reasons other than serving as investment subadviser to one or more Funds (an “Affiliated Subadviser”).4
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1  The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Subadvised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2  The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trust.
3  The Commission issued an order granting the expanded relief requested by the Application. Carillon Series Trust, et al., Investment Company
Act Release No. 33464 (May 2, 2019) (Notice) and No. 33494 (May 29, 2019) (Order) (the “Carillon Order”). See also The RBB Fund Trust and Millburn Ridgefield LLC, Investment Company Act Rel. Nos. 36324 (September 8, 2026) and 36355 (October 6, 2026) (Order) (the
“Millburn Order”); Man ETF Series Trust and Man Solutions LLC, Investment Company Act Rel. Nos. 36092 (April 17, 2026) (Notice) and
36151 (May 13, 2026) (Order) (the “Man ETF Series Trust Order”); The RBB Fund Trust and Opal Capital LLC, Investment Company Act
Rel. Nos. 36090 (April 15, 2026) (Notice) and 36148 (May 12, 2026) (Order) (the “Opal Order”); Pacer Funds Trust and Pacer Advisors, Inc.,
Investment Company Act Rel. Nos. 36031 (March 23, 2026) (Notice) and 36095 (April 20, 2026) (Order) (the “Pacer Order”); The RBB Fund
Trust and M.D. Sass, LLC, Investment Company Act Rel. Nos. 36021 (March 17, 2026) (Notice) and 36085 (April 14, 2026) (Order) (the “M.D.
Sass Order”); VegaShares ETF Trust and Vega Capital Partners LLC, Investment Company Rel. No. 36134 (April 29, 2026) (Notice) and No.
36205 (June 4, 2026) (Order) (the “Vega Order”), Advisors Series Trust and Scharf Investments, LLC Investment Company Act Rel. No. 36027
(March 19, 2026) (Notice) and No. 36084 (April 14, 2026) (Order) (the “Scharf Order”), Morgan Stanley Pathway Funds and Consulting Group
Advisory Services LLC, Investment Company Rel. No. 35681 (July 17, 2025) (Notice) and No. 35713 (August 12, 2025) (Order) (the “Morgan
Stanley Pathway Funds Order”); Wedbush Series Trust and Wedbush Fund Advisers, LLC, Investment Company Act Rel. No. 35668 (July 8,
2025) (Notice) and No. 35706 (August 5, 2025) (Order) the “Wedbush Series Trust Order”), Advisors Series Trust and Distribution Cognizant,
LLC Investment Company Act Rel. No. 35642 (June 17, 2025) (Notice) and No. 35676 (July 15, 2025) (Order) (the “Distribution Cognizant
Order”), Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC, Rel. No. 35467 (February 6, 2025) (Notice) and No.
35490 (March 4, 2025) (Order) (the “Venerable Trust Order”); The RBB Fund Trust and First Eagle Investment Management LLC, Investment
Company Act Rel. No. 35462 (January 29, 2025) (Notice) and No. 35477 (February 25, 2025) (Order (the “RBB Fund Trust Order”);
Roundhill ETF Trust and Roundhill Financial Inc., Investment Company Act Release No. 35120 (January 30, 2024) (Notice) and No. 35147
(February 27, 2024) (Order) (the “Roundhill Trust Order”); BondBloxx ETF Trust and BondBloxx Investment Management Corporation,
Investment Company Act Release No. 35119 (January 30, 2024) (Notice) and No. 35146 (February 27, 2024) (Order) (the “BondBloxx Trust
Order”). See also Investment Manager Series Trust and Liberty Street Advisers, Inc., Investment Company Act Release No. 34913 (May 10,
2023) (Notice) and No. 35145 (Sept. 5, 2023) (Order) (the “Liberty Order”); RM Opportunity Trust and Rocky Mountain Private Wealth
Management L.L.C., Investment Company Act Release No. 34964 (July 24, 2023) (Notice) and No. 34986 (August 21, 2023) (Order) (the “RM
Opportunity Order”).
4  Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;
(B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;

(D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants request that the relief sought herein apply to Applicants, as well as to any existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the
Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that currently uses or expects to use the multi-manager structure described in this Application, a
“Subadvised Fund” and collectively, the “Subadvised Funds”).5
Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a Subadvised
Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Subadvisory Agreements.
Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.
This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.
For purposes of this Application, the term “Subadviser” will also apply to any Subadviser to any wholly-owned subsidiary of a
Subadvised Fund (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each
Subsidiary and may retain one or more Subadvisers to manage the assets of a Subsidiary.6 Applicants also request relief with respect to any Subadvisers who serve as Subadvisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised
Funds.”
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5  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Funds that currently are, or that currently intend to be, Subadvised Funds are identified in this Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.
6  With respect to McElhenny Sheffield Managed Risk ETF, the Subadviser serves as the investment adviser to the Subsidiary.

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the
Subadvised Funds would be negatively impacted without the requested relief because of delays in hiring or replacing Subadvisers and costs associated with the proxy solicitation to approve new or amended Subadvisory Agreements.
II.BACKGROUND
A.THE TRUST
The Trust is registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust. The Adviser serves or will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund. The Trust intends to operate one or more Funds under a multi-manager structure, and which will be offered and sold pursuant to a registration statement on Form N-1A. The Board consists of three trustees, each of whom serve as an Independent Trustee.
The Trust offers shares of multiple series, each with its own distinct investment objectives, policies, and restrictions. The
Adviser has retained a Subadviser to provide investment advisory services to one Fund.7
B.THE ADVISER
Aptus Capital Advisors LLC with its business address at 314 Magnolia Ave, Suite 200, Fairhope, Alabama 36532 is a Delaware
limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves or will serve as investment adviser to the Funds. The Adviser serves or will serve as investment adviser to each Fund pursuant to an investment advisory agreement with that Fund (each, an “Investment Advisory
Agreement” and, together, the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.
Consistent with the terms of a Subadvised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the
Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to a Subadviser. The
Adviser retains overall responsibility for the management and investment of the assets of the Subadvised Fund. With respect to each
Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers, and allocating the portion of that Subadvised Fund’s assets to any given Subadviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Subadvisers for the Subadvised Fund, and monitors and reviews each Subadviser and its performance and its compliance with the applicable Subadvised Fund’s investment policies and restrictions.
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7  Each Subadvised Fund discloses or will disclose in its registration statement that it intends to operate pursuant to the order as requested in this
Application, if granted. The prospectus for a Subadvised Fund will continue to include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below. If a Subadvised Fund has obtained shareholder approval to operate under the multi-
manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Fund will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Subadvisers and materially amend an existing
Subadvisory Agreement without soliciting further shareholder vote.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent
Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment
Advisory Agreement, the Adviser, subject to the oversight of the Board, has agreed or will agree to (i) provide continuous investment management for each Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Fund and the portion of such assets to be invested or held uninvested as cash; and (iii) exercise full discretion and act for each Fund in the same manner and with the same force and effect as such Fund itself might or could do with respect to purchases, sales, or other transactions and with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The
Adviser also is or will be responsible for effecting transactions for each Fund and selecting brokers or dealers to execute such transactions for each Fund. The Adviser will periodically review each Fund’s investment policies and strategies and, based on the need of a particular
Fund, may recommend changes to the investment policies and strategies of the Fund for consideration by the Board.
Each Investment Advisory Agreement permits or will permit the Adviser to enter into Subadvisory Agreements with one or more Subadvisers. Pursuant to its authority under the Investment Advisory Agreements, the Adviser has entered or will enter into
Subadvisory Agreements as described below under “The Subadvisers and the Subadvised Funds.” If the name of any Subadvised Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the subadviser.
For its services to a Fund, the Adviser receives or will receive an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees are calculated based on the average daily net assets of the
Fund.
C.THE SUBADVISERS AND THE SUBADVISED FUNDS
Pursuant to the authority under the Investment Advisory Agreements, the Adviser may enter into Subadvisory Agreements with various Subadvisers on behalf of a Fund. The Adviser has entered into a Subadvisory Agreement with McElhenny Sheffield
Capital Management, LLC (“McElhenny”), which serves as the Subadviser to the McElhenny Sheffield Managed Risk ETF.
McElhenny is considered a Non-Affiliated Subadviser (as defined below). The Adviser may, and intends, in the future, to enter into,
Subadvisory Agreements with other Subadvisers on behalf of other Subadvised Funds.8
With respect to any future Subadviser that is wholly owned by the Adviser or the Adviser’s parent company, the Adviser will have overall responsibility for the affairs of such Subadviser, and generally will approve certain actions by that Subadviser that could materially affect the operations of the Adviser and its subsidiaries as a group. McElhenny has, and any future Subadviser will have, their own employees who would provide investment services to a Subadvised Fund.
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8  The Trust has filed an amendment to Form N-1A (the “Amendment”) with respect to the McElhenny Sheffield Managed Risk ETF, a
Subadvised Fund. The Adviser also may, in the future, enter into Subadvisory Agreements with other Subadvisers on behalf of the foregoing
Fund. The Applicants are seeking relief for the McElhenny Sheffield Managed Risk ETF, and future Subadvised Funds.

Each Subadviser is, and any future Subadvisers will be, “investment advisers” to the Subadvised Funds within the meaning of Section
2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, each Subadviser is, and any future Subadvisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple Subadvisers for one or more of any
Subadvised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Fund’s assets among the
Subadvisers.
The Adviser engages or will engage in an ongoing analysis of the continued advisability of retaining a Subadviser and makes or will make recommendations to the Board as needed. The Adviser also negotiates and renegotiates, or will negotiate and renegotiate, the terms of the Subadvisory Agreements with a Subadviser, including the fees paid to the Subadviser, and makes or will make recommendations to the Board as needed.
The Subadvisers, subject to the oversight of the Adviser and the Board, determine or will determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place or will place orders with brokers or dealers that they select.9 The Subadvisers keep or will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and assist or will assist the Adviser to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. The Subadvisers monitor or will monitor the respective Subadvised Fund’s investments and provide or will provide periodic reports to the Board and the Adviser. The Subadvisers also make or will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Fund.
The Subadvisory Agreements were or will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.
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9  For the purposes of this Application, a “Subadviser” also includes an investment subadviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Subadvised Fund’s assets. The
Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold, or entered into by a Subadvised
Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

The terms of each Subadvisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act.
Each Subadvisory Agreement will set forth the duties of the Subadviser and precisely describe the compensation paid to the Subadviser.
After an initial two-year period, the terms of the Subadvisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. The Board dedicates or will dedicate substantial time to review contract matters, including matters relating to Investment Advisory Agreements and Subadvisory
Agreements. With respect to each Subadvised Fund, the Board reviews or will review comprehensive materials received from the
Adviser, the Subadviser, independent third parties and independent counsel. Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
The Board reviews or will review information provided by the Adviser and Subadvisers when it is asked to approve or renew
Subadvisory Agreements. Each Subadvised Fund discloses or will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreements and any applicable Subadvisory Agreements is available in the Subadvised Fund’s reports filed on Form N-CSR for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board is or will be maintained as part of the records of the respective Subadvised Fund pursuant to
Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.
Pursuant to each Subadvisory Agreement, the Adviser has agreed or will agree to pay each Subadviser a fee from the fee received by the Adviser from the Subadvised Fund under the Investment Advisory Agreement.10 Each Subadviser will bear its own expenses of providing investment management services to a Subadvised Fund.
III.REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.
IV.APPLICABLE LAW AND DISCUSSION
A.SHAREHOLDER VOTE
1.Regulatory Background
Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”
Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Subadvisers are deemed to be within the definition of an “investment adviser” and, therefore, the Subadvisory Agreements are each subject to Section 15(a) of the
1940 Act to the same extent as the Investment Advisory Agreements.
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10  A Subadvised Fund also may pay advisory fees directly to a Subadviser.

Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Subadvised Fund to approve Subadvisory Agreements whenever the Adviser proposes to the Board to hire new Subadvisers for a Subadvised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to Subadvisory Agreements.
Each Subadvisory Agreement is required to terminate automatically and immediately upon its “assignment,” which could occur upon a change in control of the applicable Subadviser.11
Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not
believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Subadvisers. Each Subadviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Subadvisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.
2.Requested Relief
Applicants seek relief to (i) select Subadvisers, including Affiliated Subadvisers, for all or a portion of the assets of a Subadvised
Fund and enter into Subadvisory Agreements and (ii) materially amend Subadvisory Agreements with such Subadvisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under
Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of
Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a Subadvised Fund, or may operate a Subadvised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling a Subadvised Fund to operate in a less costly and more efficient manner;
and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
(a)Operations of the Trust
Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including subadvisory contracts.12 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 The relief sought in this Application is consistent with this public policy.
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for subadvised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates subadvisers who ultimately are responsible for the day-to-day investment decisions.
Primary responsibility for management of a Subadvised Fund’s assets, including the selection and oversight of the
Subadvisers, is vested in the Adviser, subject to the oversight of the Board.
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11  See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.
12  See Section 1(b)(6) of the 1940 Act.
13  Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David
Schenker).

Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Subadvisers in the Adviser in light of Applicants’ multi-manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Subadvisers. The Adviser has the requisite expertise to evaluate, select and oversee the
Subadvisers. The Adviser will not normally make day-to-day investment decisions for a Subadvised Fund.14
From the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the
Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Fund.
Shareholders expect the Adviser, subject to review and approval of the Board, to select a Subadviser who is in the best position to achieve a Subadvised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Fund and a
Subadvised Fund’s total investment performance.
Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Subadviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the
Subadvisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Subadvised
Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.
In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to each
Subadvised Fund for which the Subadviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Fund, and the Subadviser’s fee is payable by the Adviser,15 the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.
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14  Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Fund.
15  A Subadvised Fund also may pay advisory fees directly to a Subadviser.

With respect to oversight, Applicants note that the Adviser performs and will perform substantially identical oversight of all
Subadvisers, regardless of whether they are affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.
(b)Lack of Economic Incentives
In allocating the management of Subadvised Fund assets between itself and one or more Subadvisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the
Adviser from acting to the detriment of a Subadvised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any subadvisory arrangement when the Board is considering, with respect to a Subadvised Fund, a change in Subadviser or an existing Subadvisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Subadviser or any renewal of an existing Subadvisory Agreement is in the best interests of the Subadvised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Adviser, a Subadviser, or any officer or Trustee of the Subadvised Fund or any officer or board member of the Adviser derives an inappropriate advantage.
Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief, including (i) restrictions on the ownership of interest in Subadvisers by trustees and officers of the
Subadvised Funds and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter.
Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership,
Applicants assert that restricting ownership of interests in a Subadviser by trustees and officers would not be meaningful where the
Adviser may itself own an interest in the Subadviser and the Subadviser may be selected for a Subadvised Fund under the requested relief.16 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed Subadviser change (see condition 7) and as part of its annual review of each
Subadvisory Agreement pursuant to Section 15(c) of the 1940 Act.
Until the Carillon Order, the Commission has granted the requested relief solely with respect to Wholly-Owned and Non-
Affiliated Subadvisers through numerous exemptive orders. That relief has been premised on the fact that such a Subadviser serves in the same limited capacity as an individual portfolio manager. Applicants believe this same rationale supports extending the requested relief to Affiliated Subadvisers. Moreover, Applicants note that, while the Adviser’s judgment in recommending a Subadviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to
Affiliated Subadvisers. For one, the Adviser faces those conflicts and incentives in allocating fund assets between itself and a
Subadviser, and across Subadvisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Adviser has employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Adviser and Subadviser. While the selection and retention of Affiliated Subadvisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned Subadvisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of Subadvisers and specific to Affiliated Subadvisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.
_______________________
16  Any Trustee of the Board that has an ownership interest in a Subadviser would not be deemed an Independent Trustee under Section 2(a)(19)
of the 1940 Act.

(c)Benefits to Shareholders
Without the requested relief, when a new Subadviser is retained by the Adviser on behalf of a Subadvised Fund, the shareholders of the Subadvised Fund are required to approve the Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement with a
Subadviser is amended in any material respect, approval by the shareholders of the affected Subadvised Fund is required. Moreover, if a
Subadvisory Agreement with a Subadviser is “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund will be required to approve retaining the existing Subadviser. In all these instances the need for shareholder approval requires a Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-
intensive, expensive and slow, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to a Subadvised Fund and its shareholders.
As noted above, shareholders investing in a Fund that has a Subadviser are effectively hiring the Adviser to manage a
Subadvised Fund’s assets by overseeing, monitoring and evaluating the Subadviser rather than by the Adviser hiring its own employees to oversee the Subadvised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a
Subadvised Fund are paying the Adviser — the selection, oversight and evaluation of Subadvisers, including Affiliated Subadvisers —
without incurring unnecessary delays or expenses is appropriate and in the interest of a Subadvised Fund’s shareholders and will allow such Subadvised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders. Without the delay inherent in holding shareholder meetings
(and the attendant difficulty in obtaining the necessary quorums), a Subadvised Fund will be able to hire or replace Subadvisers, including
Affiliated Subadvisers, more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders.
Until the Carillon Order, the Commission has previously granted the requested relief solely with respect to certain Wholly-
Owned and Non-Affiliated Subadvisers through numerous exemptive orders. That relief has permitted Subadvised Funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a Subadvisory
Agreement with respect to such subadvisers. As discussed above, Applicants believe the same rationale supports extending the requested relief to Affiliated Subadvisers as well, and while Affiliated Subadvisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all
Subadvisers equally under the requested relief might help avoid the selection of Subadvisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.17
______________________________
17  The Adviser is responsible for selecting Subadvisers in the best interests of a Subadvised Fund, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Subadvisory Agreements and material amendments thereto.

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the
1940 Act. Moreover, the relevant Board will consider the Investment Advisory Agreements and Subadvisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Subadviser.
3.Shareholder Notification
With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Fund will include all information required by Form N-1A concerning the
Subadvisers, including Affiliated Subadvisers, if the requested relief is granted. If a new Subadviser is retained, an existing Subadviser is terminated, or a Subadvisory Agreement is materially amended, a Subadvised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.
If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any
Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-
manager Information Statement;18 and (b) a Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-
manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Subadvised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing Subadvisory
Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.
Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.
______________________________
18  A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit
Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the applicable Subadvised
Fund.
A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the
Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager
Information Statements will be filed with the Commission via the EDGAR system.

Prior to any Subadvised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the
1940 Act, or by the sole shareholder prior to a Subadvised Fund offering its shares.19
B.FEE DISCLOSURE
1.Regulatory Background
Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with
Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).
Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-
X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser. The exemption from Regulation S-X requested below would permit a Subadvised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
___________________________
19  If a Subadvised Fund has obtained shareholder approval to operate pursuant to an exemptive order that would permit it to operate in a multi-
manager structure where the Adviser would enter into or amend Subadvisory Agreements only with respect to Wholly-Owned and Non-
Affiliated Subadvisers subject to Board approval but without obtaining shareholder approval and has met all other terms and conditions of the requested order, the Subadvised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring, amending
Subadvisory Agreements with, and including Aggregate Fee Disclosure (as defined below) in response to the disclosure requirements discussed herein with respect to Wholly-Owned and Non-Affiliated Subadvisers).

2.Requested Relief
Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of the Subadvised
Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Subadvisers; and (b) the aggregate fees paid to
Affiliated and Non-Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section
6-07(2)(a), (b) and (c) of Regulation S-X.20 The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate the Subadvised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the Subadvisers would not serve any meaningful purpose.
As noted above, the Adviser may operate a Subadvised Fund in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, evaluating, monitoring, and recommending Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the Board, is responsible for overseeing the Subadvisers and recommending their hiring and replacement. In return, the
Adviser receives an advisory fee from each Subadvised Fund. Pursuant to each Subadvisory Agreement, the Adviser has agreed or will agree to pay each Subadviser a fee from the fee received by the Adviser from a Subadvised Fund under the Investment Advisory
Agreement. Each Subadviser will bear its own expenses of providing investment management services to a Subadvised Fund.21
Disclosure of the individual fees that the Adviser would pay to the Subadvisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Subadvisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because each Subadvised Fund’s overall advisory fee will be fully disclosed and, therefore, shareholders will know what a Subadvised Fund’s fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies.
Indeed, in a more conventional arrangement, requiring the Subadvised Funds to disclose the fees negotiated between the
Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’
selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be informed of the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’
salaries.22 The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers, including Affiliated Subadvisers. The Adviser’s ability to negotiate with the various
Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts as the rate would not be disclosed to the Subadviser’s other clients. Moreover, if one Subadviser is aware of the advisory fee paid to another
Subadviser, the Subadviser would likely take it into account in negotiating its own fee.
___________________________
20  As used herein, a “Wholly-Owned Subadviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-
owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Subadviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act)
of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds.
Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.
21  A Subadvised Fund also may pay advisory fees directly to a Subadviser.
22  The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Subadviser.

Until the Carillon Order, the Commission has previously granted the requested relief solely with respect to Wholly-Owned and
Non-Affiliated Subadvisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to
Wholly-Owned and Non-Affiliated Subadvisers and required disclosure of individual fees paid to Affiliated Subadvisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated Subadvisers, Applicants believe it is appropriate to permit each Subadvised Fund to disclose only aggregate fees paid to Affiliated Subadvisers for the same reasons that similar relief has been granted to Wholly-Owned and Non-Affiliated Subadvisers, as discussed above.
C.PRECEDENT
Applicants note that substantially identical relief was granted by the Commission in the Carillon Order and more recently in the
Millburn Order, the Man ETF Series Trust Order, the Opal Order, the Pacer Order, the Vega Order, Scharf Order, M.D. Sass Order,
Morgan Stanley Pathway Funds Order, Wedbush Series Trust Order, Distribution Cognizant Order, the Venerable Trust Order, the RBB
Fund Trust Order, the Roundhill Order, the BondBloxx Order, the Liberty Order, the RM Opportunity Order, the Advisors Trust Order,
the New Age Alpha Trust Order, and the LFT Order. Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for Subadvisers, including
Affiliated Subadvisers, have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated Subadvisers.
See, e.g., Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31,
2018) (order); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018)
(notice) and 33207 (August 21, 2018) (order); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release
Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order); SL Advisors, LLC and ETF Series Solutions, Investment
Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order); DMS ETF Trust I, et al., Investment
Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order).

For the reasons set forth above, Applicants believe that the relief sought would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
V.CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
(1)Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be, or has been, approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.
(2)The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.
(3)The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and oversight of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers for all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.
(4)Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new
Subadviser pursuant to the Modified Notice and Access Procedures.
(5)At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
(6)Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the
Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent
Trustees.
(7)Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(8)The Board must evaluate any material conflicts that may be present in a subadvisory arrangement. Specifically, whenever a subadviser change is proposed for a Subadvised Fund (“Subadviser Change”) or the Board considers an existing Subadvisory Agreement as part of its annual review process (“Subadviser Review”):
(a)the Adviser will provide the Board, to the extent not already being provided pursuant to Section 15(c) of the
1940 Act, with all relevant information concerning:
(i)any material interest in the proposed new Subadviser, in the case of a Subadviser Change, or the
Subadviser in the case of a Subadviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed Subadvisory Agreement may have on that interest;
(ii)any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed Subadviser Change or
Subadviser Review, or (B) may be materially affected by the proposed Subadviser Change or
Subadviser Review;
(iii)any material interest in a Subadviser held directly or indirectly by an officer or Trustee of the
Subadvised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and
(iv)any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Subadviser Change or Subadviser Review.
(b)the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Subadviser Change or continuation after Subadviser Review is in the best interests of the
Subadvised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a Subadviser, any officer or Trustee of the Subadvised Fund, or any officer or board member of the Adviser derives an inappropriate advantage.
(9)Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.
(10)In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.
(11)Any new Subadvisory Agreement or any amendment to an existing Investment Advisory Agreement or Subadvisory
Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised
Fund will be submitted to the Subadvised Fund’s shareholders for approval.

VI.PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application and any amendments hereto. The resolutions of the Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 to this Application. Marked copies of the Application are included as Exhibits C-1 and C-2 to this
Application in accordance with the requirements of Rule 0-5(e) under the 1940 Act.
Pursuant to Rule 0-2(f) under the 1940 Act, the Trust states that its address is ETF Series Solutions, 615 East Michigan Street,
Milwaukee, Wisconsin 53202 and the Adviser states that its address is 314 Magnolia Ave, Suite 200, Fairhope, Alabama 36532, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
VII.CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the
1940 Act.
[Signature Page Follows]
19
Respectfully submitted,
ETF SERIES SOLUTIONS
By: /s/ Kristen M. Weitzel
Name: Kristen M. Weitzel
Title: President
APTUS CAPITAL ADVISORS, LLC
By: /s/ JD Gardner
Name: JD Gardner
Title: Chief Investment Officer
November 10, 2026

EXHIBIT INDEX

Authorizing Resolutions of ETF Series Solutions	Exhibit A-1
Verification of ETF Series Solutions Pursuant to Rule 0-2(d)	Exhibit B-1
Verification of Aptus Capital Advisors, LLC Pursuant to Rule 0-2(d)	Exhibit B-2
Marked Copies of the Application Pursuant to Rule 0-5(e)	Exhibit C-1 and C-2
Marked Copy of the Amended Application dated November 10, 2026 compared to the Amended Application dated October 19, 2026	Exhibit D

EXHIBIT A-1
ETF SERIES SOLUTIONS
AUTHORIZATION TO FILE EXEMPTIVE ORDER
APPLICATION RELATING TO THE FUND
The undersigned, Kristen M. Weitzel, hereby certifies that she is the duly appointed President of ETF
Series Solutions (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940 (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Agreement and Declaration of
Trust and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on June 25, 2026, in accordance with the By-laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:
RESOLVED, that the Trustees hereby authorize the preparation and filing, on behalf of the Trust, of an application with the SEC for an order under Section 6(c) of the 1940 Act
(the “Application”) to exempt certain series of the Trust and its investment adviser, Aptus
Capital Advisors, LLC (the “Adviser”) from (i) the provisions of Section 15(a) of the
1940 Act to permit the Adviser, subject to the supervision of the Board of Trustees of the
Trust, to appoint new unaffiliated and/or affiliated sub-advisers to any Fund for which the
Adviser serves as investment adviser and to make material changes to the sub-advisory agreements with sub-advisers to a Fund without obtaining shareholder approval of the applicable Fund, and (ii) the disclosures required pursuant to Item 19(a)(3) of Form
N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and
Sections 6-07(2)(a)-(c) of Regulation S-X, including any amendments thereto, as discussed at this meeting; and further
RESOLVED, the officers of the Trust be, and each hereby is, authorized and directed to prepare, execute and file one or more additional amendments to the Application with the
SEC, including all exhibits and any documents required to be filed with respect thereto, in such form and with such revisions as such officer of the Trust, in consultation with legal counsel to the Trust, may deem necessary or appropriate, and to take any and all necessary and appropriate actions in connection therewith.
By: /s/ Kristen M. Weitzel
Name: Kristen M. Weitzel
Title: President
November 10, 2026

EXHIBIT B-1
ETF SERIES SOLUTIONS
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states she has duly executed the attached Application dated November 10, 2026, for and on behalf of ETF Series Solutions, she is the President of such trust, and all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.
By: /s/ Kristen M. Weitzel
Name: Kristen M. Weitzel
Title: President

EXHIBIT B-2
APTUS CAPITAL ADVISORS, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states he has duly executed the attached Amended Application dated November 10,
2026, for and on behalf of Aptus Capital Advisors, LLC, that he is the Chief Investment Officer of such company; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
APTUS CAPITAL ADVISORS, LLC
By: /s/ JD Gardner
Name: JD Gardner
Title: Chief Investment Officer